SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 2)*

                   Forest City Enterprises, Inc.
             ------------------------------------------
                          (Name of Issuer)


                        Class A Common Stock
             -------------------------------------------
                  (Title of Class and Securities)

                             345550107
             --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))



CUSIP No.  345550107                             13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
                                        Class A - None
NUMBER OF SHARES BENEFICIALLY      :    Class B - 53,378 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :    1,674,400 Class A
                                          135,200 Class B
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                        Class A - None
                                   :    Class B - 53,378 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                         1,674,400 Class A
                                           135,200 Class B
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary Voting or Dispositive)
      1,674,400 Class A shares
        188,578 Class B shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES -X- See Items 4(c)(ii) and (iv)
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.6% of Class A shares (assuming conversion of 188,578 Class B shares into Class A shares). Considered separately, 8.7% of Class A shares and 1.8% of Class B shares.
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------





CUSIP No.  345550107                                 13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Realty Fund             I.D. No. 62-1616883
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :    1,674,400 Class A shares
                                          135,200 Class B shares
                                   -------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                   :    1,674,400 Class A shares
                                          135,200 Class B shares
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,400 Class A shares
       135,200 Class B shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      9.3% of Class A shares (assuming conversion of 135,200 Class B shares into Class A shares). Considered separately, 8.7% of Class A shares and 1.3% of Class B shares.
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------








CUSIP No. 345550107                                      13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










This Amendment No. 2 is being filed to re-state the percentages of ownership by the filing parties of the outstanding Class A and Class B common stock of the Issuer after a stock split which occurred on July 17, 1998. The effects of this stock split were not reflected in the number of outstanding shares used in calculating the percentages reported in Amendment No. 1, dated August 6, 1998.

Item 1.
     (a). Name of Issuer: Forest City Enterprises, Inc.  ("Issuer")
     (b). Address of Issuer's Principal Executive Offices:
          10800 Brookpark Road; Cleveland, OH 44130
Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

         (1). Southeastern Asset Management, Inc.
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Realty Fund, a series of Longleaf
               Partners Funds Trust
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee
            corporation
          Longleaf Partners Realty Fund, a series of Longleaf
            Partners Funds Trust, a Massachusetts business trust.
          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:
          Class A Common Stock (the "Class A Securities").
          Class B Common Stock (the "Class B Securities").

     (e). Cusip Number:  Class A Securities - 345550107
                         Class B Securities - 345550305

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the
          Investment Company Act - Longleaf Partners Realty Fund a series of Longleaf Partners Funds Trust.

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 7/31/98)
          Class A Securities - 1,674,400 shares
          Class B Securities -   188,578 shares

     (b). Percent of Class:
          9.6% of Class A Securities (assuming conversion of
          188,578 Class B Securities into Class A Securities).
          Considered separately, 8.7% of Class A Securities and
          1.8% of Class B Securities.

          Above percentages based on 19,225,872 shares of Class A common stock outstanding and 10,752,680 shares of Class B common stock outstanding after a stock split on July 17, 1998, per information provided by the Issuer.

     (c). Number of shares as to which such person has:

          (i).   Sole power to vote or to direct the vote:
                 Class A Securities - None
                 Class B Securities   53,378 shares

          (ii).  Shared or no power to vote or to direct the vote:
                 Class A Securities - Shared: 1,674,400 shares. Class B Securities - Shared: 135,200 shares. Securities owned by Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No power: The securities reported above do not include 268,300 shares of the Class A Securities owned by an account over which the filing parties do not have voting or dispositive power, and as to which the filing parties disclaim beneficial ownership.

          (iii). Sole power to dispose or to direct the disposition
                 of:
                 Class A Securities - None
                 Class B Securities   53,378 shares

          (iv). Shared or no power to dispose or to direct the disposition of:
                 Class A Securities - Shared: 1,674,400 shares. Class B Securities - Shared: 135,200 shares. Securities owned by Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No power: The securities reported above do not include 268,300 shares of the Class A Securities owned by an account over which the filing parties do not have voting or dispositive power, and as to which the filing parties disclaim beneficial ownership.

Item 5. Ownership of Five Percent or Less of a Class: N.A.

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 18, 1998

Southeastern Asset
Management, Inc.                 Longleaf Partners Realty Fund

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------

                       Joint Filing Agreement


In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 18th day of August, 1998.

Southeastern Asset
Management, Inc.                  Longleaf Partners Realty Fund

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------